ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

May 20, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Morgans Hotel Group Co. Definitive Proxy Statement on Schedule 14A Filed by OTK Associates LLC et al. on May 20, 2013 File Number 001-33738

Attn:	Nicholas P. Panos, Office of Mergers & Acquisitions

Mr. Panos:

Our client, OTK Associates, LLC (“OTK”), has filed with the Securities and Exchange Commission (the “Commission”) OTK’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

OTK is a plaintiff in the action Kalisman, et al. v. Friedman, et al., C.A. N. 8447-VCL, in the Court of Chancery of the State of Delaware (the “Court”). Pursuant to an Order Granting Preliminary Injunction issued by the Court on May 14, 2013, which is attached hereto as Annex A, Morgans Hotel Group Co. (the “Company”) was ordered to hold its annual meeting no later than 30 days after the original meeting date of May 15, 2013. Accordingly, the Company convened its annual meeting on May 15, 2013, and immediately adjourned. The annual meeting has been scheduled to reconvene on June 14, 2013.

Accordingly, OTK respectfully requests that the Staff shorten the 10 calendar day review period allowed by Rule 14a-6(a), and permit OTK to file its definitive proxy immediately after the Staff has completed its review. OTK further requests that the Staff consider the time constraints imposed by the Court’s order in conducting its review. OTK believes there is good cause for the Staff to grant the foregoing request because of the compressed timeline imposed by the Delaware Court of Chancery’s order for the following reasons. It is critical that shareholders of a company that is the subject of a contested proxy solicitation have adequate time to review and carefully consider the proxy statements of both parties. Once the proxy has been reviewed, it must be printed and mailed. In addition, investor communications firms such as Broadridge will only prepare and distribute voter instruction forms for beneficial holders who are not record holders after receiving the solicitor’s proxy card. These factors, together with the thirty day time period imposed by the Delaware Court of Chancery for the adjournment of the Company’s meeting will result in severely compressed solicitation period, should the Staff use the entire ten calendar day review period allowed by Rule 14a-6.

If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7473 or Rachel Phillips of our offices at (617) 235-4734.

Very truly yours,

/s/ David A. Fine

David A. Fine

cc:	Michael Olshan

Jason Kalisman

Jeffrey Katz

Annex A

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

)
JASON TAUBMAN KALISMAN, derivatively on	)
behalf of MORGANS HOTEL GROUP CO., and OTK	)
ASSOCIATES, LLC, directly on its own behalf and	)
derivatively on behalf of MORGANS HOTEL GROUP	)
CO.,	)
)
Plaintiffs,	)
)
v.	)	C.A. No. 8447-VCL
)
ROBERT FRIEDMAN; THOMAS L. HARRISON;	)
MICHAEL D. MALONE; MICHAEL J. GROSS;	)
RONALD W. BURKLE; JEFFREY M. GAULT;	)
ANDREW SASSON; YUCAIPA AMERICAN	)
ALLIANCE FUND II, L.P., a Delaware Limited	)
Partnership; YUCAIPA AMERICAN ALLIANCE	)
(PARALLEL) FUND II, L.P., a Delaware Limited	)
Partnership; YUCAIPA AGGREGATOR HOLDINGS,	)
LLC, a Delaware Limited Liability Company, and THE	)
YUCAIPA COMPANIES LLC, a Delaware Limited	)
Liability Company,	)
)
Defendants,	)
)
and	)
)
MORGANS HOTEL GROUP CO., a Delaware	)
Corporation,	)
)
Nominal Defendant.	)

ORDER GRANTING PRELIMINARY INJUNCTION

WHEREAS, the Court has considered plaintiffs’ application for a preliminary injunction prohibiting (a) the board of directors of Morgans Hotel Group Co. (the “Company”) from taking any steps to implement its purported decision to postpone the annual meeting of stockholders scheduled for May 15, 2013 and the corresponding record date of March 22, 2013 and (b) defendants from taking any step to consummate the transactions contemplated by the Exchange Agreement, dated as of March 30, 2013, between the Company and Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P., and Yucaipa Aggregator Holdings, LLC; the Investment Agreement, dated as of March 30, 2013, between the Company and Yucaipa Aggregator Holdings, LLC; the Membership Interest Purchase Agreement (Delano Hotel, Miami Beach, Florida), dated as of March 30, 2013, between Morgans Group LLC and Vintage Deco Hospitality, LLC; the Registration Rights Agreement, dated as of March 30, 2013, between the Company and Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P,, and Yucaipa Aggregator Holdings, LLC; and the Omnibus Waiver, Release, Assignment and Termination Agreement, dated March 30, 2013 (collectively, the “Yucaipa Agreements”); pending a full trial on the merits of plaintiffs’ claims;

WHEREAS, the parties submitted extensive briefing and presented oral argument on May 13, 2013, and the Court issued an oral ruling on May 14, 2013;

IT IS HEREBY ORDERED, this 14th day of May, 2013, as follows:

1. Effective immediately and subject to the terms hereof, the defendants and their officers, directors, agents, employees, attorneys, affiliates, subsidiaries, successors, transferees, or assigns, and all persons acting in concert or participation with any of them, are prohibited from, directly or indirectly, taking any steps to implement defendants’ purported decision to postpone the annual meeting of stockholders or change the record date for the annual meeting. In light of the foregoing injunction, the Company shall proceed with its annual meeting as scheduled on May 15, 2013, with a record date of March 22, 2013. The Company may convene the meeting on May 15, 2013 and adjourn for not more than 30 days.

2. Effective immediately and subject to the terms hereof, the defendants and their officers, directors, agents, employees, attorneys, affiliates, subsidiaries, successors, transferees, or assigns, and all persons acting in concert or participation with any of them, are prohibited from, directly or indirectly, taking any steps to consummate the transactions contemplated by the Yucaipa Agreements. This injunction shall remain in effect until the earlier of (i) a trial on the merits or (ii) a decision by the board of directors with respect to the Yucaipa Agreements made at a properly noticed meeting after due deliberation and, to the extent the board of directors determines to proceed with the Yucaipa Agreements, after receiving a favorable recommendation from the Special Transaction Committee.

3. Within five days of the entry of this Order, plaintiff OTK Associates, LLC shall post bond in the amount of $1 million, secured by an undertaking to retain sufficient shares of the Company’s common stock to satisfy a judgment on the bond.

4. The parties shall confer regarding a prompt schedule for a full trial on the merits of plaintiffs’ claims.

Vice Chancellor

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